 February 27, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Filing of CME Group Inc. Annual Report on Form 10-K for the year ended December 31, 2024

Ladies and Gentlemen:

On behalf of CME Group Inc., a Delaware corporation (the “Company”), transmitted herewith for filing is the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.

There have not been any changes from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices, other than the adoption of the Financial Accounting Standards Board's Accounting Standards Update No. 2023-07 Segment Reporting - Improvements to Reportable Segment Disclosures.

If you have any questions or comments in connection with the foregoing, please contact me at (312) 930-3305. Email transmissions may be sent to the undersigned at meg.wright@cmegroup.com.

Very truly yours,

/s/ Meg Wright

Executive Director, Associate General Counsel & Corporate Secretary

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